Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

May 9, 2006

iPath Exchange Traded Notes

iPATHSM MSCI INDIA INDEXSM ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of an equity. The iPathSM MSCI India IndexSM ETN offers investors cost-effective and tax-efficient exposure to Indian equity securities as measured by the MSCI India Total Return IndexSM (the “Index”). Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or at early redemption, based on the performance of the Index less investor fees.

NOTE DETAILS

Ticker	INP
Intraday indicative value ticker	INP.IV
Bloomberg index ticker	NDEUSIA
CUSIP	06739F291
Primary exchange	NYSE
Yearly fee	0.89	%*†
Inception date	12/19/06
Maturity date	12/18/36
Index	MSCI India Total Return Index	SM

*	The investor fee is equal to the Yearly Fee times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the Index on that day divided by the initial index level. The initial index level is the value of the Index on the inception date.
†

Investors may redeem at least 50,000 units of the iPathSM MSCI India IndexSM ETN on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus. A redemption charge of 0.125% times the weekly redemption value will apply. The redemption charge is a one-time charge imposed upon early redemption and is intended to allow the issuer to recoup brokerage and other transaction costs incurred in connection with early redemption.

INDEX CORRELATIONS

MSCI India Total Return IndexSM	1.00
S&P 500® Index	0.43
Lehman U.S. Aggregate Index	-0.04
MSCI EAFE Index	0.53
MSCI Emerging Markets Index	0.65

Sources: MSCI, Lehman Brothers, S&P, BGI (3/02–3/07) based on monthly returns.

INDEX SECTOR BREAKDOWN

Sources: S&P, MSCI as of 12/31/06. Subject to change.

For current sector weightings, please go to www.iPathETN.com.

ISSUER DETAILS

Barclays Bank PLC long-term unsecured obligations‡

S&P Rating	AA
Moody’s Rating	Aa1

‡

The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX TOTAL RETURNS AND STANDARD DEVIATION

(as of 3/31/07)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED
MSCI India Total Return IndexSM	20.50	34.39	33.80	23.90
S&P 500® Index	11.83	10.06	6.27	12.29
Lehman U.S. Aggregate Index	6.59	3.31	5.35	3.73
MSCI EAFE Index	20.20	19.83	15.78	13.06
MSCI Emerging Markets Index	20.65	27.54	24.45	18.10

Sources: MSCI, S&P, Lehman Brothers, BGI. ††Based on monthly returns, calculated for time period of 3/31/02–3/31/07.

Index returns are for illustrative purposes only and do not represent actual iPath ETNs performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETNs performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

iPATHSM MSCI INDIA INDEXSM ETN

The MSCI India Total Return IndexSM is a free float-adjusted market capitalization index that is designed to measure the market performance, including price performance and income from dividend payments, of Indian equity securities. The Index seeks to represent approximately 85% of the free float-adjusted market capitalization of equity securities by industry group within India. As of March 31, 2007, the Index was comprised of 69 companies listed on the National Stock Exchange of India. The Index is calculated by Morgan Stanley Capital International (MSCI) and is denominated in U.S. dollars.

TOP TEN CONSTITUENTS IN THE MSCI INDIA TOTAL RETURN INDEXSM

Infosys Technologies Ltd.	13.69%
Reliance Industries Ltd.	13.13%
ICICI Bank Ltd.	8.14%
Housing Development Finance Corp.	4.28%
Reliance Communications Ltd.	3.94%
Oil & Natural Gas Corp. Ltd.	3.45%
Satyam Computer Services Ltd.	3.34%
HDFC Bank Ltd.	3.12%
Larsen & Toubro Ltd.	2.63%
ITC Ltd.	2.51%

Source: MSCI as of 3/31/07. Subject to change.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

An investment in the iPath ETNs linked to the MSCI India Total Return IndexSM may carry risks similar to a concentrated securities investment in a single region. International investments may involve risk of capital loss from unfavorable fluctuation in currency values, from differences in generally accepted accounting principles or from economic or political instability in other nations. Emerging markets involve heightened risks related to the same factors as well as increased volatility and lower trading volume. Securities focusing on a single country may be subject to higher volatility.

Subject to requirements described in the prospectus, the Securities may be redeemed weekly with the issuer in large, institutional blocks (typically, 50,000 Securities). A redemption charge will apply.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the US federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are servicemark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or servicemark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

©2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4440-iP-0407 628-19SP–4/07

Not FDIC Insured • No Bank Guarantee • May Lose Value

BCY-M-013-03007

FIND YOUR iPATH	1–877–76–iPATH www.iPathETN.com